

June 30, 2010

Larry D. Richman
President and Chief Executive Officer
PrivateBancorp, Inc.
120 South LaSalle Street
Chicago, Illinois 60603

> **Re:** **PrivateBancorp, Inc.**
> **Form 10-K for the fiscal year ended December 31, 2009**
> **Form 10-Q for the quarter ended March 31, 2010**
> **Filed March 1, 2010 and May 10, 2010**
> **File No. 001-34066**

Dear Mr. Richman:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the year ended December 31, 2009
Item 11. Executive Compensation, page 28

1. We note your disclosure that the target for your metrics (net income available to common stockholders, revenue growth, efficiency ratio, the ratio of annual average client deposits-to-average loans and ratio of non-performing assets and charge-offs as a percentage of loans) were not met and that no annual bonus awards were paid to your executive officers for 2009. Regardless of whether or not any annual bonus awards were paid, please provide us the triggering values and actual results for those targets. To the extent you believe that disclosure of these performance objectives is not required because it would result in competitive harm such that the targets could be excluded under Instruction 4 to Item 402(b) of Regulation S-K, please provide a detailed supplemental analysis supporting your conclusion. In particular, your competitive harm analysis should clearly explain the nexus between disclosure of the performance measures and the competitive

harm that is likely to result from disclosure. Refer to item 402(b)(2)(v) of Regulation S-K and Regulation S-K Compliance and Disclosure Interpretation 118.04.

Form 10-Q for Quarter Ended March 31, 2010
Note 4 – Loans, page 10

2.   We refer to your tabular presentation on page 11 of Impaired, Nonaccrual and Past Due Loans (excluding covered assets). It appears that you have a significant amount of impaired loans for which you determined that a specific allowance was not required. Please provide us with the following information regarding these impaired loans:

- Quantify your impaired loans as of March 31, 2010 and December 31, 2009 by both loan category and the method used to measure impairment (e.g., discounted cash flows, collateral value or observable market price);
- Explain how you determine whether a loan is collateral-dependent;
- Quantify the amount of impaired loans that did not require a specific allowance because they had been written down to the fair value of the collateral through a direct charge-off; and
- To the extent that you have a significant amount of impaired loans without a specific allowance that have not been written down to the fair value of the collateral, please explain how you determined that no impairment loss exists and reconcile this to the deterioration in real estate values in your market area.

3.   As a related matter, please explain your policy for obtaining updated appraisals on collateral-dependent impaired loans and OREO. Please also define what you consider to be a "current" appraisal and discuss the procedures you perform to estimate the fair value of real estate collateral in the absence of current appraisals.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Credit Quality Management and Allowance for Loan Losses
General Allocated Component of the Allowance, page 47

4.   We note your disclosure that your general allowance model is primarily driven by risk rating distribution and historical loss experience within each major loan category and that you began using amplification factors in 2009 to adjust the loss factors in your model. In order for us to better understand your allowance methodology, please provide us with an analysis (in tabular format) that illustrates how the migration of loan risk ratings and the use of amplification factors impacts the general allocated component of your allowance. Your analysis should identify:

- each individual loan or portfolio of loans with similar risk characteristics (commercial, residential, etc.),
- the amount of each loan portfolio;
- the corresponding historical loss factor;

- any adjustment and/or amplification factor(s) used; and
- the total loss factor for each loan portfolio used to calculate your general allowance component.

5. In regards to our comment above, as it relates to historical loss factors and adjustments/amplifications, please provide us with a detailed narrative discussion of how you determined historical loss factors (e.g. historical charge-offs, eight-quarter look back, etc.) and your basis supporting any adjustment or amplification factor (s).

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Angela Connell at (202) 551-3426 or Hugh West at (202) 551-3872 if you have questions regarding comments on the financial statements and related matters. Please contact Eric Envall at (202) 551-3234 or me at 202 551-3418 with any other questions.

Sincerely,

William Friar
Senior Financial Analyst